October 26, 2018

Robb Knie
Chief Executive Officer
Hoth Therapeutics, Inc.
1 Rockefeller Plaza, Suite 1039
New York, NY 10020

       Re: Hoth Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed October 10, 2018
           File No. 333-227772

Dear Mr. Knie:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on October 10, 2018

Financial Statements, page F-1

1. We note the terms of the stock split have been determined and several references made throughout the filing to post-split information. Please note that to the extent the stock split occurs at or prior to the effective date of the registration statement you are required to give retroactive effect to the stock split in the financial statements, including footnote disclosure explaining the change made and state the date the change became effective, and to applicable historical amounts elsewhere. Please revise accordingly. Refer to the guidance in ASC 260-10-55-12 and SAB Topic 4:C.
       We remind you that the company and its management are responsible for the accuracy
 Robb Knie
Hoth Therapeutics, Inc.
October 26, 2018
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson at 202-551-3346 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameRobb Knie                                Sincerely,
Comapany NameHoth Therapeutics, Inc.
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Corporation Finance
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